

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 19, 2008

Via U.S. Mail

Mr. Joseph M. Leone
Vice Chairman and Chief Financial Officer
CIT Group, Inc.
505 Fifth Avenue
New York, NY 10017

      RE: **CIT Group, Inc.**
             Form 10-K for the Year ended December 31, 2006
             Filed February 28, 2007
             File No. 001-31369

Dear Mr. Leone:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director